Mail Stop 3628

      September 26, 2005

Thomas J. Martin
Chief Executive Officer and President
Community Financial Holding Company, Inc.
2775 Buford Highway
Duluth, Georgia 30096

Re:	Community Financial Holding Company, Inc.
    Amended Schedule 13E-3
    File No. 5-79621
    Filed August 23, 2005
    Revised Preliminary proxy Statement on Schedule 14A,
    Filed August 23, 2005
	File No. 0-50255

Dear Mr. Martin:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General
1. We refer you to prior comment 2 and note that you are purporting to create two classes of securities out of what is currently a single class of common shares, for the purpose of taking the company private by causing each "new" class to be held by less than 300 shareholders of record. Accordingly, please provide a formal opinion of counsel that Class A and Class B common stock are separate classes of securities under Georgia law. Your response should also provide counsel`s legal analysis as to why it is opining that Class A and Class B common stock are in fact separate classes under state law. In this regard, the analysis should include a detailed discussion and comparison of each feature of Class A and Class B common stock and why the rights of each class support the opinion of counsel. For example, the analysis should address counsel`s opinion, in light of the fact that Class A common stock is convertible into Class B common stock upon a change of control.

Schedule 14A

General
2. We note your response to comment 21 in our prior letter.
Please
discuss in the proxy statement any ramifications (if any) associated with the fact that dissenters` rights are not technically provided as of right for transaction. That is, we note that you have elected through board resolutions to extend dissenters` rights to holders who will receive Class A Common Shares in the reclassification. Discuss whether these rights are the same as the dissenters rights provided as of right under Georgia law for other types of transactions.
For
example, is the process by which these rights may be exercised, including any possible appeals to a court, exactly the same for those dissenting from the reclassification? We may have further comments.

Cover page
3. We refer you to prior comment 8. Revise your letter to security holders to clearly disclose that the recipients of Class A common stock will lose voting rights on any matter other than a change of control transaction.

Summary Term Sheet, page 1

Overview of the Reclassification Transaction, page 1
4. You disclose that in approving this transaction, the board believed that it was extremely important and in the best interests of the shareholders that holders of less than 1,000 shares of your common stock would not be "cashed out," but would retain an equity interest in Community Financial. Please disclose the basis for the board`s belief that this type of transaction is in the "best interest" of its security holders and that the equity interest of these security holders should be preserved. More specifically, explain why the board determined that it was in the "best interest" of a holder of less than 1,000 shares of your common stock to receive unregistered, illiquid common stock with limited voting rights rather than receive cash. Explain why you believe the potential of participating in future sales of Community financial outweighs the receipt of an immediate cash payment.

Interests of Certain Persons in the Reclassification Transaction, page 6
5. We note your response to comment 18 in our prior letter. However, we are unable to locate the responsive disclosure in this section or the corresponding section on page 30. Please revise or advise.

Dissenters` Rights, page 8
6. As a general matter, we continue to believe that dissenters` rights must be very prominently disclosed under the circumstances of this transaction, where they are effectively the only means of receiving cash. See comment 9 in our prior comment letter. Given that the exercise of dissenters` rights is the only possible way shareholders can receive cash in the reclassification, this subject should be the first addressed in the Summary Term Sheet section. In addition to all materials aspects of the dissenters` rights process described in the section beginning on page 36, the summary discussion and the corresponding section later in the proxy materials should highlight the following matters related to the exercise of dissenters` rights:
* what shareholders must do and when they must do it in order to perfect dissenters` rights in the reclassification (provide a time line). To the extent that shareholders must act quickly in order to provide the written notice of an intent to exercise dissenters` rights before the vote at the special meeting, prominently disclose an approximate deadline for mailing such notice in a timely manner.
Provide the same information for other relevant deadlines associated with the dissenters` rights process.;
* see comments 9 and 40 in our prior letter. Your response indicates that Community Financial has not yet determined the fair market value of the shares or how it will determine such value pursuant to dissenters` rights. However, in view of the fact that this transaction does not otherwise provide a way for security holders to receive cash, this information is necessary for security holders to make an informed voting decision and evaluate whether to exercise dissenters` rights. Although we understand that Section 14-2-1301 of the Georgia Corporation Code does not require that "fair value" be determined until "immediately before the effectuation of the corporate action," security holders should understand how Community
Financial plans to calculate "fair value." The description should be detailed enough that security holders can evaluate whether to vote for the transaction and/or exercise dissenters` rights. If you choose to provide a formula rather than set a price constituting fair value, provide an illustrative example of what value it would have yielded as of a recent date.;
* what is the interest rate that will be paid on the fair value of the shares and as of what date will it be calculated?;
* your disclosure states that the notice to be provided to the company of the intent to exercise dissenters` rights "must be signed in the same manner as the shares are registered on the books of Community Financial." Given the very limited time shareholders have to execute this notice and get it back to the Company before the vote, indicate how shareholders can learn of how their names appear in the Company`s share registry.
7. We refer you to prior comment 21. Please revise your "Dissenters`
Rights" section to include your supplemental response. Your disclosure should specifically disclose that the board decided by resolution to extend dissenters` rights to Class A security holders.

Special Factors, page 11

Background of the Reclassification Transaction, page 12
8. You disclose on page 13 that you have approximately 546 record holders. You also disclose on the same page that you have 543 shareholders. Please reconcile your disclosure. Further, you disclose that you believe that 10.11% of your shareholders hold fewer than 1,000 shares. In view of this information, revise to explain how this transaction will result in Community Financial having less than 300 record holders. In this regard, your disclosure should specifically disclose the number of Class A and Class B security holders you will have following this transaction.
9. Revise to more clearly explain why your board did not take any action with regard to the open market repurchase plan, fixed price tender offer and Dutch auction tender offer that were considered in
2004.
10. We refer you to page 14. We note that you discuss the structure of this transaction, including your concern regarding the tax consequences of this transaction. Please disclose whether the board considered the potential negative consequences of this type of transaction to its security holders that will have their securities
"reclassified" into Class A Common Stock. In this regard, what consideration did the board give to the fact that these security holders will receive non-voting common stock, will own less liquid securities, will have significantly less disclosure regarding the company and will no longer have the benefit of disclosure that is subject to the Sarbanes-Oxley Act. Also, explain the basis for the board`s belief that its security holders would rather receive "reclassified" Class A Common Stock rather than receive cash in this transaction.
11. We refer you to the discussion regarding the board`s determination not to form an independent special committee to evaluate the proposed transaction. More specifically, we note that the basis for the board`s decision is that board members will be "treated the same as other shareholders in the transaction." In view of the fact that all but one board member will have their shares "redesignated" as Class B shares, while security holders owning less than 1000 shares of your common stock will have their shares "reclassified" into Class A common stock, explain why the board believes that they will be treated the same as "other shareholders in the transaction."

Community Financial`s Position as to the Fairness of the Transaction, page 19
12. We refer you to prior comment 30. Please revise to disclose the basis for your belief that security holders owning less than 1,000 shares of common stock will be able to acquire additional shares because your security holders are affiliated with other security holders through family and business relationships. How will this enable a small, unaffiliated security holder with no relationship to other security holders to purchase additional shares of common stock?
13. We refer you to prior comment 34. It remains unclear why you consider the difference in value between the Class A (without voting rights) and Class B shares (with voting rights) to be "minimal, since the holders of common stock whose shares would be converted into Class A common stock in the transaction currently own shares representing approximately 10.11% of the outstanding shares of common stock and voting rights." Accordingly, continue to clarify why you believe the difference between voting and non-voting shares of common stock to be "minimal" to minority common stockholders. Are you suggesting that the voting securities of minority shareholders have an equivalent value of non-voting common stock?

Termination of Securities Exchange Act Registration and Reporting Requirements, page 24
14. We refer you to prior comment 37. Please continue to expand the discussion of the effects of the termination of registration and reporting under the Exchange Act. For example, revise to discuss that the company will no longer be subject to the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements.

Form of Proxy Card
15. We note that your response to prior comment 51 that the proxy card was revised to clarify that each amendment is cross-conditioned on the approval of the other amendments. However, it does not appear that the proxy statement has been revised to reflect this change. Please revise or advise.
Closing
   As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, we remind you to provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact me at (202) 551-3456 with any questions.


Sincerely,


	Jeffrey B. Werbitt
							Attorney Advisor
							Office of Mergers &
Acquisitions






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Thomas J. Martin
Community Financial Holding Company, Inc.
September 26, 2005
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